Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Year ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$90,807	$111,906	$96,603	$(129,212)	$(391,273)

Undistributed income of less than 50% owned equity investees	—	—	—	—	(939)
Minority interest in (loss) income of majority owned subsidiaries with fixed charges	(201)	474	539	527	(885)
Add: fixed charges as adjusted (from below)	119,536	137,081	158,284	177,700	241,779

	$210,142	$249,461	$255,426	$49,015	$(151,318)

Fixed charges:
Interest expense:
Corporate	$91,549	$107,863	$129,388	$150,802	$204,579
Amortization of debt cost	10,788	10,047	9,237	7,102	6,106
1/3 of rental expense	17,199	19,171	19,659	19,796	31,094

Fixed charges	119,536	137,081	158,284	177,700	241,779
Less: Capitalized interest	—	—	—	—	—

Fixed charges as adjusted	$119,536	$137,081	$158,284	$177,700	$241,779

Ratio (earnings divided by fixed charges)	1.76	1.82	1.61	A	A
A.	During the year ended December 31, 2002 and 2001 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes and cumulative effects of accounting changes of $128,685 and $393,097 for the year ended December 31, 2002 and 2001, respectively.